KOPPJAGGERS, INC.

28325 Utica Road

Roseville MI 48066

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director

  Mrs. Jennifer Lopez

Re:	Registration Statement on Form S-1 Filed April 10, 2012 File No. 333-180637 Application for Withdrawal

Dear Sirs:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kopjaggers, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-180637), originally filed with the Commission on April 10, 2012.

No securities were sold or will be sold under the Registration Statement. The Registrant may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Please address any questions you may have to Angela Collette, Attorney at Law, 28329 Utica Road, Roseville, Michigan 48066, telephone number (321) 507-7836.

Thank you for your assistance with this matter.

Sincerely,

s/s

John Eggermont

CEO